Filed Pursuant to Rule 433
Issuer Free Writing Prospectus
Registration File Nos: 333-207762 and 333-207762-01

Alexandria Real Estate Equities, Inc.

Fully and unconditionally guaranteed by Alexandria Real Estate Equities, L.P.

This pricing term sheet supplements Alexandria Real Estate Equities, Inc.’s preliminary prospectus supplement, dated February 22, 2017 (the “Preliminary Prospectus Supplement”), including the documents incorporated by reference therein, relating to this offering, and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement.  In all other respects, this pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement.

Final Terms and Conditions Applicable to

$425,000,000 3.95% Senior Notes due 2028

Issuer:	Alexandria Real Estate Equities, Inc.

Security Description:	3.95% Senior Notes due 2028

Guarantee/Guarantor:	Fully and unconditionally guaranteed by Alexandria Real Estate Equities, L.P.

Expected Ratings:*	Moody’s: Baa2 / S&P: BBB

Size:	$425,000,000

Maturity:	January 15, 2028

Price to Public:	99.855%

Interest Rate:	3.95% per annum

Yield to Maturity:	3.967%

Spread to Benchmark Treasury:	T+155 basis points

Benchmark Treasury:	2.250% due February 15, 2027

Benchmark Treasury Price and Yield:	98-17 / 2.417%

Interest Payment Dates:	Each January 15 and July 15 beginning on July 15, 2017

Optional Redemption:

The redemption price for notes that are redeemed before October 15, 2027 will be equal to the sum of (i) 100% of the principal amount of the notes being redeemed, (ii) accrued and unpaid interest thereon, if any, to, but excluding, the date of redemption, and (iii) a make-whole amount, if any (T+25 bps).

The redemption price for notes that are redeemed on or after October 15, 2027 will be equal to the sum of 100% of the principal amount of the notes being redeemed, plus accrued and unpaid interest thereon.

Joint Book-Running Managers:	Goldman, Sachs & Co. Mizuho Securities USA Inc. Scotia Capital (USA) Inc. Evercore Group L.L.C.

TD Securities (USA) LLC

Co-Managers:

BB&T Capital Markets, a division of BB&T Securities, LLC
BBVA Securities Inc.
BNP Paribas Securities Corp.
Capital One Securities, Inc.
MUFG Securities Americas Inc.
PNC Capital Markets LLC
RBC Capital Markets, LLC
Regions Securities LLC
SMBC Nikko Securities America, Inc.
UBS Securities LLC

CUSIP / ISIN:	015271 AK5 / US015271AK55

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

Trade Date:	February 22, 2017

Settlement Date:	March 3, 2017 (T+7)**

*                                         Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

**                                  The Issuer expects that delivery of the notes will be made to investors on or about March 3, 2017, which will be the seventh business day following the date of the prospectus supplement (such settlement being referred to as “T+7”).  Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days unless the parties to any such trade expressly agree otherwise.  Accordingly, purchasers who wish to trade the notes on the date of pricing of the notes or the next three succeeding business days will be required, by virtue of the fact that the notes initially will settle in T+7 to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement and should consult their own advisors.

The Issuer and the Guarantor have filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents that the Issuer and the Guarantor have filed with the SEC for more complete information about the Issuer, the Guarantor and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the Issuer, the Guarantor, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the accompanying prospectus supplement if you request it by contacting: Goldman, Sachs & Co., Prospectus Department, 200 West Street, New York, NY 10282, telephone: 866-471-2526, fax: 212-902-9316 or by emailing prospectus-ny@ny.email.gs.com; Mizuho Securities USA Inc., 320 Park Avenue, 12th Floor, New York, NY 10022, Attn: Debt Capital Markets, telephone: 866-271-7403; or Scotia Capital (USA) Inc., 250 Vesey Street, New York, NY 10281, Attn: Debt Capital Markets, telephone: 1-800-372-3930.